    As filed with the Securities and Exchange Commission on December 23, 2002
                                                      Registration No. 333-99663

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ___________________

                            Harken Energy Corporation
             (Exact name of registrant as specified in its charter)

                               ___________________

            Delaware                                     95-2841597
(State or other jurisdiction of             (IRS Employer Identification Number)
 incorporation or organization)

                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                                 (281) 504-4000
   (Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

                                A. Wayne Hennecke
                  Senior Vice President - Finance and Secretary
                            Harken Energy Corporation
                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                                 (281) 504-4000
(Name and address, including zip code, and telephone number including area code, of agent for service)

                                    Copy to:
                                  Amar Budarapu
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000
                                 ______________

     Approximate date of commencement of proposed sale of securities to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 _______________

                                     CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                               Amount        Proposed Maximum     Proposed Maximum     Amount of
       Title of Each Class of Shares            to be       Aggregate Offering   Aggregate Offering   Registration
              to be Registered              Registered(1) Price Per Security (2)      Price (2)         Fee (2)
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share (3)  26,916,075           $0.23               $6,190,698        $570(4)
==================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement covers any additional shares of common stock of Harken Energy Corporation that become issuable by reason of any stock split, stock dividend or similar transaction.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices of the common stock as reported by the American Stock Exchange on December 20, 2002.
(3) Includes preferred stock purchase rights attached thereto, for which no separate fee is payable pursuant to Rule 457(i).
(4)   $495.30 previously paid and $74.70 paid herewith.

                                 ______________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither the selling stockholders we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 2002

Prospectus

                        26,916,075 Shares of Common Stock

                       [LOGO OF HARKEN ENERGY CORPORATION]

                                 ______________

         We have prepared this prospectus to allow the selling stockholders we identify in this prospectus to sell from time to time of up to an aggregate of 26,916,075 shares of our common stock. The selling stockholders' shares of common stock being offered for sale include preferred stock purchase rights attached to the common stock under our stockholder rights plan. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

         The shares of common stock covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares of stock sold less any such discounts, concessions or commissions. The selling stockholders will be responsible for any such discounts, concessions or commissions.

         Our common stock is listed for trading on the American Stock Exchange under the trading symbol "HEC." On December __, 2002, the last reported sales price of our common stock on the American Stock Exchange was $___ per share.

         An investment in shares of our common stock involves risks. You should carefully consider the risk factors beginning on page 4 of this prospectus prior to investing in our common stock.
                                 ______________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ______________

                The date of this prospectus is December __, 2002.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
THE COMPANY ...............................................................    3
THE OFFERING ..............................................................    3
USE OF PROCEEDS ...........................................................    3
FORWARD-LOOKING STATEMENTS ................................................    3
RISK FACTORS ..............................................................    4
INFORMATION ABOUT THE SELLING STOCKHOLDERS ................................   18
PLAN OF DISTRIBUTION ......................................................   22
LEGAL MATTERS .............................................................   24
EXPERTS ...................................................................   24
WHERE YOU CAN FIND MORE INFORMATION .......................................   24

                                 ______________

         You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Get More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling stockholders nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and the additional information described under the heading "Where You Can Get More Information" were accurate on the date on the front cover of the prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                 ______________

                                   THE COMPANY

         Our company explores for, develops and produces oil and gas both domestically and internationally. Our domestic operations are primarily located in the onshore and offshore Gulf Coast regions of South Texas and Louisiana, in portions of West Texas and the Texas Panhandle. Our international operations are primarily concentrated in Colombia, Costa Rica, Peru and Panama.

         Our company was incorporated in 1973 in the State of California and reincorporated in 1979 in the State of Delaware. Our principal offices are located at 580 WestLake Park Boulevard, Suite 600, Houston Texas 77079, and our telephone number is (281) 504-4000.

         Unless the context otherwise requires, references to "Harken," "we," "us," "our" or the "Company" refer to Harken Energy Corporation and its subsidiaries.

                                  THE OFFERING

         This prospectus relates to 26,916,075 shares of our common stock that may be offered from time to time by the selling stockholders. These shares of common stock include preferred stock purchase rights attached to such common stock under our stockholder rights plan. Registration of the common stock does not necessarily mean that all or any portion of such shares will be offered for sale by the selling stockholders.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of common stock offered by this prospectus.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

         We believe that certain statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are considered prospective. The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

     . statements before, after or including the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations of these words, and

     .   other statements about matters that are not historical facts.

         We may be unable to achieve the future results covered by the forward-looking statements. The statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply. See "Risk Factors." Please do not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and evaluate the following risk factors.

Risks associated with our financial condition:

We do not currently have sufficient funds to repay our outstanding debt obligations and there is no assurance that we will obtain sufficient funds prior to such debts' maturity dates.

         Our principal outstanding debt maturing next year consists of approximately $29 million principal amount of our 5% Senior Convertible Notes due 2003 (referred to as the 5% European Notes) and $5.7 million principal amount of our 5% Convertible Notes due 2003 (referred to as the Benz Notes). We have an additional $5 million principal amount, and accrued interest, under a loan made to us by Lyford Investments Enterprises Ltd. (referred to as Lyford) due 2005 as well as $11.5 million principal amount of our 7% Senior Convertible Notes due 2007 (referred to as the 7% Notes). We do not have sufficient funds to pay such debt obligations in cash upon maturity and there is no assurance we will obtain such funds prior to maturity. To the extent we are unable to pay the notes in cash upon maturity, we will have to redeem the notes by issuing common stock and/or otherwise restructure the notes. There can be no assurance that we would be successful in restructuring our obligations under the then-outstanding notes or have sufficient authorized shares to redeem such notes.

If we do not continue to meet the listing requirements of the American Stock Exchange, our common stock could be delisted.

         The American Stock Exchange requires companies to fulfill certain requirements in order for their shares to continue to be listed. The securities of a company may be considered for delisting if the company fails to meet certain financial thresholds, including if the company has stockholders' equity of less than $6 million and has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. As of September 30, 2002, our stockholders' equity was $10.4 million and, as discussed below, we have sustained losses in each of our last five fiscal years. See "Information About the Selling Stockholders" on page 18. There can be no assurance that our stockholders' equity will not be reduced or that we will not report additional losses in the future. If these aspects of our financial condition do not improve, our common stock may be considered for delisting.

         If our common stock is delisted from the American Stock Exchange for any reason and we are deemed not to have used our "best efforts" to maintain such listing, we will be in default under our 5% European Notes and, as a result of cross-default provisions, our other debt obligations. Any default under our debt agreements will result in a majority of our debt obligations becoming due in full. We do not have sufficient funds to pay our debt obligations in cash and there is no assurance we will obtain such funds if such debt became due, which would result in a material adverse effect on our financial position and results of operations. The potential delisting of our common stock could adversely affect our ability to raise capital in the future by issuing common stock or securities convertible into common stock.

We have a history of losses and may suffer losses in the future.

         We have reported losses in each of the last five fiscal years, including a net loss of $41,023,000 for the year ended December 31, 2001 that was primarily caused by the writedown of our oil and gas properties and the impairment of our investment in Costa Rica. We have also reported a loss of $5.2 million for the nine months ended September 30, 2002. We have reported cumulative net losses of approximately $263 million over the last five fiscal years. Our ability to generate net income is strongly affected by, among other factors, our ability to successfully drill our undeveloped reserves as well as the market price of crude oil and natural gas. During the fourth quarter of 2000, we recorded a writedown of our oil and gas properties of approximately $156 million primarily due to a significant reduction in our proved undeveloped reserves in Colombia following the drilling of a non-productive well. If we are unsuccessful in drilling productive wells in the future or the market price of crude oil and natural gas declines, we may report additional losses in the future.

If we cannot obtain stockholder approval for the issuance of shares of common stock to redeem certain of our existing convertible notes and we are unable to pay cash at maturity, we could be subject to potential delisting of our common stock from the American Stock Exchange.

         Currently, we do not have sufficient funds to pay our existing convertible notes in cash upon maturity, or to otherwise redeem or repurchase these notes. We are seeking stockholder approval for the issuance of shares of common stock to redeem up to $20 million principal amount of the 5% European Notes at our annual meeting of stockholders. Although the exact number of shares to be issued in connection with redemptions of the approximately $29 million principal amount of the 5% European Notes due May 26, 2003 will depend upon the amount of notes to be redeemed for common stock and the average market price of our common stock at the time of the redemptions, at present market prices even the redemption for common stock of a small amount of the notes would result in the issuance of a number of shares that is greater than 20% of our currently outstanding shares of common stock. Consequently, the rules of the American Stock Exchange require stockholder approval as a condition to listing such additional shares on that exchange. If we have over $20 million of the 5% European Notes outstanding, the redemption of the remaining principal balance could likewise require stockholder approval.

         We are also pursuing negotiated transactions to repurchase or exchange the approximately $5.7 million principal amount of the Benz Notes that also mature in 2003. The redemption for shares of common stock of the Benz Notes could also require additional stockholder approval.

         We cannot assure you that we will receive the required stockholder approval to redeem up to $20 million principal amount of the 5% European Notes. Even if we receive such stockholder approval, we cannot assure you that we will receive stockholder approval to redeem any remaining principal balance of the 5% European Notes. Further, we cannot assure you that we will receive stockholder approval to redeem the principal amount of the Benz Notes. If we do not obtain required stockholder approvals and issue an amount of shares requiring approval, our common stock could be subject to potential delisting from the American Stock Exchange. See also "- If we do not continue to meet the listing requirements of the American Stock Exchange, our common stock could be delisted."

We may have an insufficient number of authorized shares of common stock to redeem certain of our existing convertible notes, which would cause us to restructure the notes or to pay for the notes at maturity - neither of which we may be able to accomplish.

         We currently have 225 million shares of common stock authorized for issuance. As of December 2, 2002, approximately 24.9 million shares were outstanding and 34 million shares were reserved for issuance. Assuming the maximum amount of shares are issued in our proposed rights offering, there will be remaining 70.9 million shares of common stock available for issuance. See "-Risks associated with market conditions - We may issue additional shares of common stock pursuant to a rights offering that may dilute the value of our common stock, adversely affect the market price of our common stock and result in a change in control of Harken."

         Even if stockholder approval is obtained for the issuance of shares of common stock to redeem the 5% European Notes, the Benz Notes and our other existing convertible notes, the redemption of these notes may result in an issuance of shares that is in excess of the amount of shares currently authorized for issuance. In such event, we would have to obtain stockholder approval to increase our authorized common stock before we could redeem all such notes. Absent such stockholder approval, we would have to otherwise restructure the then-outstanding notes or pay cash at maturity. We cannot assure you that, in such an event, we would be successful in restructuring our obligations under the then-outstanding notes. We currently do not have sufficient funds to pay such notes in cash upon maturity and it is unlikely that we will have such funds prior to maturity.

         Assuming a market price of $0.20 per share for our common stock, the table below reflects the number of shares of common stock required to be issued in order to redeem our existing convertible notes coming due next year:

                      Amount        Shares of Common Stock
Indebtedness        Outstanding   to be Issued in Redemption     Maturity Date
------------        -----------   --------------------------     -------------
5% European Notes   $29,030,000          166,922,300             May 26, 2003
Benz Notes          $ 5,668,708           32,595,071             Nov 26, 2003

Our financial condition may suffer if estimates of our oil and gas reserve information are adjusted, and fluctuations in oil and gas prices and other factors affect our oil and gas reserves.

         Our oil and gas reserve information is based upon criteria mandated by the Securities and Exchange Commission (referred to as the SEC) and reflects only estimates of the accumulation of oil and gas and the economic recoverability of those volumes. Our future production, revenues and expenditures with respect to such oil and gas reserves will likely be different from estimates, and any material differences may negatively affect our business, financial condition and results of operations.

         Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions.

         Because all reserve estimates are to some degree subjective, each of the following items may prove to differ materially from those assumed in estimating reserves:

     .   the quantities of oil and gas that are ultimately recovered,

     .   the production and operating costs incurred,

     .   the amount and timing of future development expenditures, and

     .   future oil and gas sales prices.

         Furthermore, different reserve engineers may make different estimates of reserves and cash flow based on the same available data.

         The estimated discounted future net cash flows described in our annual report on Form 10-K for the year ended December 31, 2001, as amended, incorporated by reference herein, should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties from proved reserves. Such estimates are based on prices and costs as of the date of the estimate, in accordance with SEC requirements, while future prices and costs may be materially higher or lower. In addition, such reserves do not reflect the impact of sales of producing properties consummated during 2002.

         For example, prices in effect for oil and natural gas at December 31, 2001 were significantly lower than the average prices a year earlier. The SEC requires that we report our oil and natural gas reserves using the price as of the last day of the year, and accordingly, the value of our oil and natural gas reserves as reported in our annual report on Form 10-K for the fiscal year ended December 31, 2001, as amended, is significantly lower than the prior year. Using lower values in forecasting reserves will result in a shorter life being given to producing oil and natural gas properties because such properties, as their production levels are estimated to decline, will reach an uneconomic limit, with lower prices, at an earlier date. There can be no assurance that a decrease in oil and gas prices or other differences in our estimates of our reserve will not adversely affect our financial condition and results of operations.

We may require future waivers and amendments to our bank credit facility covenant requirements.

         Our bank credit facility with Guaranty Bank, FSB requires certain of Harken's subsidiaries (the "Borrowers"), to maintain certain financial covenant ratios and requirements, as calculated on a quarterly basis. The Guaranty Bank facility requires Borrowers to maintain a maximum liability to equity ratio (as defined in the agreement) of not more than 1.0 to 1.0, a current ratio (as defined in the agreement) of not less than 1.0 to 1.0, and a debt service coverage ratio (as defined in the agreement) of not less than 1.25 to 1.0. In addition, the agreement requires that general and administrative expenses of the Borrowers must not exceed 30% of the Borrowers' net revenue for the quarter ended December 31, 2002, and 25% for each quarter thereafter. The Guaranty Bank facility matures December 6, 2005.

         If Harken or the Borrowers are not in compliance with their bank financial covenant ratios or requirements in the future and are unable to obtain a waiver or amendment to the Guaranty Bank facility requirements, the bank credit facility would be in default and callable by Guaranty Bank. In addition, due to cross-default provisions in Harken's indentures for its 5% European Notes, 7% Notes and Benz Notes, a majority of our debt obligations would become due in full if any debt is in default. Expectations of future operating results and continued compliance with financial covenants cannot be assured and our lenders' actions are not controllable by us. If our projections of future operating results are not achieved and future waivers or amendments of the Guaranty Bank facility are not received and our debt is placed in default, we could experience a material adverse impact on our financial position and results of operations.

If estimated discounted future net cash flows decrease, we may be required to take additional writedowns.

         We periodically review the carrying value of our oil and gas properties under applicable full-cost accounting rules. These rules require a writedown of the carrying value of oil and gas properties if the carrying value exceeds the applicable estimated discounted future net cash flows from proved oil and gas reserves. Given the volatility of oil and gas prices, it is reasonably possible that the estimated discounted future net cash flows could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that additional writedowns of oil and gas properties could occur. Whether we will be required to take such a charge will depend on the prices for oil and gas at the end of any quarter and the effect of reserve additions or revisions, property sales and capital expenditures during such quarter.

         Because of oil and gas prices as of December 31, 2001, the net evaluated capitalized costs related to our domestic oil and gas properties exceeded the domestic cost ceiling which resulted in a non-cash writedown of our domestic oil and gas properties of approximately $14.4 million. Similarly, as of December 31, 2001, the net evaluated capital costs related to our Colombian oil properties also exceeded the Colombian cost ceiling, resulting in a non-cash writedown of our Colombian oil properties of approximately $4.3 million.

Risks associated with market conditions:

Our stock price is volatile and the value of any investment in our common stock may fluctuate.

         Our stock price has been and is highly volatile, and we believe this volatility is due to, among other things:

     .   the results of our drilling,

     .   current expectations of our future revenue and earnings growth rates,

     .   commodity prices of oil and natural gas,

     . the progress and ultimate success of our capital plan, including our actions with respect to our 5% European Notes, and

     .   the volatility of the market in general.

         For example, the common stock price has fluctuated from a high of $15 per share to a low of $0.18 per share over the last three years. This volatility may affect the market value of our common stock in the future. For further details concerning our common stock price, see Part II, Item 5: Market for Registrant's Common Equity and Related Stockholder Matters in our annual report on Form 10-K, as amended, for the year ended December 31, 2001.

We may issue additional shares of common stock pursuant to a proposed rights offering that may dilute the value of our common stock, adversely affect the market price of our common stock and result in a change in control of Harken.

         We filed a registration statement (File No. 333-99579) on September 13, 2002 with the SEC to register shares of our common stock in connection with a rights offering whereby we are distributing to holders of our common stock, Series G1 preferred stock and Series G2 preferred stock, at no charge, nontransferable subscription rights to purchase shares of our common stock. The distribution of the subscription rights is contingent upon the proposed rights offering being approved by our stockholders at the annual meeting of stockholders. Although there can be no assurance that the rights offering will be successful, if the rights offering is approved and consummated, we expect it will result in gross proceeds of less than $5 million after repaying a $5 million loan, and accrued interest, made to us by Lyford that must be prepaid upon completion of the rights offering. This amount of proceeds is not sufficient to repay our outstanding debt obligations, including the notes.

         The subscription price for a subscription right distributed in the proposed rights offering would equal 70% of the current market price of our common stock determined by averaging the closing price of our common stock on the American Stock Exchange for the five trading days immediately preceding the commencement of the proposed rights offering, but will be no greater than $0.35 per share and no less than $0.105 per share. Although the exact number of shares to be issued in connection with the rights offering depends upon the current market price of our common stock at the time the proposed rights offering commenced, the minimum number of shares that would be issued is approximately
28.6 million and the maximum number of shares that would be issued is approximately 95.2 million. The proposed rights offering would likely result in substantial dilution of the ownership percentage of the existing holders of our common stock even if those stockholders exercise their rights in full because we are also providing rights to holders of Series G1 preferred stock and Series G2 preferred stock. The proposed rights offering may also result in a decrease in the market value of our common stock. This decrease in market value may continue after the completion of the proposed rights offering.

         If any shares of common stock offered in the rights offering remain unsubscribed after the rights offering, Lyford has agreed to purchase all such shares at the subscription price pursuant to a standby purchase agreement. Even if the minimum number of shares are issued in the rights offering, the rights offering could result in a change in control of Harken because of this standby commitment of Lyford. As a result, Lyford may have the voting power to control the election of our board of directors and the approval of other matters presented for consideration by our stockholders, which could include amendments to our charter, mergers, acquisitions and various corporate governance actions.

The rights offering will trigger anti-dilution adjustments to the conversion prices of certain of our existing convertible notes.

         The rights offering will trigger anti-dilution adjustments to the conversion prices of our 5% European Notes, Benz Notes and 7% Notes. Assuming the maximum amount of shares are issued in the rights offering, the conversion prices will be reduced to approximately $49 per share (as compared to $65 per share) for the 5% European Notes, approximately $22 per share (as compared to $65 per share) for the Benz Notes and approximately $0.38 per share (as compared to $0.50 per share) for the 7% Notes.

We may issue additional shares of common stock that may dilute the value of our common stock to current stockholders and may adversely affect the market price of our common stock.

         In addition to the maximum number of 95.2 million shares of common stock that may be issued in the rights offering, we may issue additional shares of common stock in the following scenarios:

     . approximately 1.5 million shares of common stock may be required to be issued pursuant to our stock options,

     . approximately 6.3 million shares of common stock may be issued pursuant to other securities exercisable or exchangeable, or convertible into, shares of common stock,

     . approximately 32.6 million shares of common stock may be issued in connection with the redemption of the Benz Notes maturing in 2003 (assuming the market price of our common stock is $0.20 per share),

     . over 166.9 million shares of common stock may be issued in connection with the redemption of the 5% European Notes maturing in 2003 (assuming the market price of our common stock is $0.20 per share),

     . over 22.9 million shares of common stock may be issued in connection with the conversion of the 7% Notes maturing in 2007 (using the current conversion rate of $0.50 per share), and

     . a significant number of additional shares of common stock may be issued for financing or other purposes.

         A large issuance of shares of common stock in any or all of the above scenarios will decrease the ownership percentage of current outstanding stockholders and will likely result in a decrease in the market price of our common stock. Any large issuance will also likely result in a change in control of

Harken.

         In addition, we may elect to issue a significant number of additional shares of common stock for financing or other purposes, which could result in a decrease in the market price of our common stock.

The redemption of our existing convertible notes with shares of common stock will likely result in an immediate dilution of the ownership percentage of current outstanding stockholders and a decrease in the market value of our common stock, and the redemptions will likely result in a change in control of Harken.

         Any redemptions of our existing convertible notes involving a large issuance of shares will result in a substantial dilution of the ownership percentage of current common outstanding stockholders and a decrease in the market value of our common stock. The number of new shares to be issued will also likely result in a change in control of Harken and, depending on the ownership of the notes, a small group of stockholders could control the election of the board of directors and the approval of other matters presented for consideration by the stockholders, which could include amendments to our charter, mergers, acquisitions and various corporate governance actions. Stockholders will also incur immediate and likely substantial net asset dilution.

Future sales of our common stock pursuant to outstanding registration statements may affect the market price of our common stock.

         There are currently several effective registration statements with respect to our common stock, pursuant to which certain of our stockholders may sell up to an aggregate of 14.2 million shares of common stock. Any such sale of stock may also decrease the market price of our common stock.

We have issued shares of preferred stock with greater rights than our common stock and may issue additional shares of preferred stock in the future.

         We are permitted under our charter to issue up to 10 million shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. As of December 2, 2002, we had outstanding 402,688 shares of Series G1 preferred stock and 93,150 shares of Series G2 preferred stock. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation. In addition, such preferred stock may be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price of our common stock. Each share of Series G1 preferred stock and Series G2 preferred stock may be converted into shares of common stock at the conversion price of $12.50 and $3.00 per share of common stock, respectively, for each $100.00 liquidation value of a share of such preferred stock plus the amount of any accrued and unpaid dividends.

Our domestic operating strategic plan includes the acquisition of additional reserves through business combinations.

         Our domestic operations have shifted from primarily an exploration and development focus to an acquisition growth strategy, with a reduced emphasis on exploration. We are seeking additional acquisition opportunities to expand our domestic operations and increase our oil and gas reserves in North America. We may not be able to consummate future acquisitions on favorable terms. Additionally, any such future transactions may not achieve favorable financial results.

         Future business combinations may also involve the issuance of shares of our common stock, which could have a dilutive effect on your percentage ownership as a stockholder. We may not have a sufficient number of authorized shares to issue in any such business combinations and we may need to obtain stockholder approval to authorize additional shares for issuance. If Lyford becomes a majority stockholder as a result of this rights offering, it may be able to control the approval of such an issuance. Further, the use of shares in business combinations will reduce the number of shares available for the redemption of existing convertible notes.

         In addition, acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings by us and we may not be able to acquire companies or oil and gas properties using our equity as currency. In the case of cash acquisitions, we may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions of reserves.

Risks associated with our operations:

Oil and gas price fluctuations in the market may adversely affect the results of our operations.

         The results of our operations are highly dependent upon the prices received for our oil and natural gas production. Substantially all of our sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment. Significant declines in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Any significant decline in prices of oil or gas could have a material adverse effect on our financial condition and results of operations. Recently, the price of oil and natural gas has been volatile. For example, during 2001, the price for a barrel (bbl) of oil ranged from a high of $29.25 to a low of $14.25 and the price for a thousand cubic feet (Mcf) of gas ranged from a high of $10.53 to a low of $1.74. From January 1, 2002 through October 31, 2002, the price for a bbl of oil ranged from a high of $27.50 to a low of $14.75 and the price for a Mcf of gas ranged from a high of $4.33 to a low of $1.98.

Our operations require significant expenditures of capital that may not be recovered.

         We require significant expenditures of capital in order to locate and acquire producing properties and to drill exploratory wells. In conducting exploration and development activities from a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful, potentially resulting in abandoning the well. This could result in a total loss of our investment. In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

The oil and gas we produce may not be readily marketable at the time of production.

         Crude oil, natural gas, condensate and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries. The availability of ready markets for oil and gas that we might discover and the prices obtained for such oil and gas depend on many factors beyond our control, including:

     .   the extent of local production and imports of oil and gas,

     . the proximity and capacity of pipelines and other transportation facilities,

     .   fluctuating demand for oil and gas,

     .   the marketing of competitive fuels, and

     . the effects of governmental regulation of oil and gas production and sales.

         Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site. Pipeline facilities do not exist in certain areas of exploration and, therefore, any actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

We may encounter operating hazards that may result in substantial losses.

         We are subject to operating hazards normally associated with the exploration and production of oil and gas, including blowouts, explosions, oil spills, cratering, pollution, earthquakes, labor disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to our Company due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties. We maintain insurance coverage limiting financial loss resulting from certain of these operating hazards. We do not maintain full insurance coverage for all matters that may adversely affect our operations, including war, terrorism, nuclear reactions, government fines, treatment of waste, blowout expenses and business interruptions. Losses and liabilities arising from uninsured or underinsured events could reduce our revenues or increase our costs. There can be no assurance that any insurance will be adequate to cover losses or liabilities associated with operational hazards. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Drilling oil and gas wells particularly in certain regions of the United States and foreign countries could be hindered by hurricanes, earthquakes and other weather-related operating risks.

         Our operations in the Louisiana wetlands, the onshore regions of Texas and in Colombia, Costa Rica, Peru and Panama are subject to risks from hurricanes and other natural disasters. Damage caused by hurricanes, earthquakes or other operating hazards could result in substantial losses to our Company. We are not covered by insurance for any business interruption resulting from such events and, upon the occurrence of a natural disaster, this lack of coverage could have a material adverse effect on our financial position and results of operations.

We face strong competition from larger oil and gas companies, which could result in adverse affects on our business.

         The exploration and production business is highly competitive. Many of our competitors have substantially larger financial resources, staffs and facilities. Our competitors in the United States include numerous major oil and gas exploration and production companies and in Colombia, Peru and Panama include such major oil and gas companies as BP Amoco, Exxon/Mobil, Texaco/Shell, Conoco/Phillips and Arco. These major oil and gas companies are often better positioned to obtain the rights toexploratory acreage that we compete for.

Our operations are subject to various litigation that could have an adverse affect on our business.

         Presently, various Harken subsidiaries are defendants in various litigation matters. The nature of Harken and its subsidiaries' operations also expose us to further possible litigation claims in the future. For example, we are currently a party to the following pending proceedings:

     . In September 1997, D. E. Rice and Karen Rice, as Trustees for the Rice Family Living Trust (collectively referred to as Rice) filed a lawsuit against Harken Exploration Company, a wholly-owned subsidiary of Harken, in Texas state court. Rice claims damages in an amount of $40 million from Harken Exploration Company's alleged spills on Rice's property.

     . In December 1999, 420 Energy Investment, Inc. and ERI Investments, Inc. (collectively referred to as 420 Energy) filed a lawsuit against XPLOR Energy, Inc., a wholly-owned subsidiary of Harken (referred to as XPLOR), in Delaware state court. 420 Energy alleges that they are entitled to appraisal and payment of the fair value of their common stock in XPLOR as of the date XPLOR merged with Harken.

     . In August 2001, a new lawsuit was filed by New West Resources, Inc. (referred to as New West), a former XPLOR stockholder, against XPLOR, Harken and other defendants in Texas state court. New West claims that it lost its $6 million investment in XPLOR as a result of misrepresentations by XPLOR and breach of fiduciary duties by certain XPLOR directors.

         There is risk that any matter in litigation could be adversely decided against Harken or its subsidiaries, regardless of their belief, opinion and position, which could have a material adverse effect on Harken's financial condition and results of operations. Litigation is highly costly and the costs associated with defending litigation could also have a material adverse effect on Harken's financial condition. For further detail concerning our pending litigation, please see our quarterly report on Form 10-Q for the period ended September 30, 2002 and our current report on Form 8-K dated December 10, 2002.

Compliance with, or breach of, environmental laws can be costly and could limit our operations.

         Our operations are subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. We own or lease, and have in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, we could be required to remove or remediate previously released wastes or property contamination.

         Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that we may be held liable for damage without regard to whether we were negligent or otherwise at fault. Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

         While we believe that our operations are in substantial compliance with existing requirements of governmental bodies, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Our current permits and authorizations and ability to get future permits and authorizations, particularly in foreign countries, may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we have experienced and may continue to experience delays in obtaining permits and authorization in Colombia necessary for our operations. In addition, recent judicial and political developments in Costa Rica have significantly and adversely affected our ability to acquire necessary environmental permits and severely limit the opportunity for future oil and gas exploration in Costa Rica. These developments have fully impaired our investment through our subsidiary, Global Energy Development PLC, in certain onshore and offshore properties on the Caribbean side of Costa Rica, as reflected on our consolidated balance sheet contained in our annual report on Form 10-K, as amended, for the year ended December 31, 2001.

         We are required to obtain an environmental permit or approval from the governments in Colombia, Costa Rica, Peru and Panama prior to conducting seismic operations, drilling a well or constructing a pipeline in such foreign locations. Our operations in foreign countries have been delayed in the past and could be delayed in the future through the process of obtaining an environmental permit. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations.

         Costa Rica has implemented policies and laws with a high level of attention to the protection of its ecological areas and environment. As a result, the operations of our indirect subsidiary, Harken Costa Rica Holdings, in Costa Rica are subject to much greater control, scrutiny and restrictions than are usually encountered in international exploration operations. Due to such additional regulations and requirements in Costa Rica, as well as recent rulings by Costa Rica government agencies, Harken Costa Rica Holdings will likely not be able to continue operations in Costa Rica for the foreseeable future.

Our foreign operations involve substantial costs and are subject to certain risks because the oil and gas industries in such countries are less developed.

         The oil and gas industries in Colombia, Costa Rica, Peru and Panama are not as developed as the oil and gas industry in the United States. As a result, our drilling and development operations in many instances take longer to complete and often cost more than similar operations in the United States. The availability of technical expertise, specific equipment and supplies is more limited in Colombia, Costa Rica, Peru and Panama than in the United States. We expect that such factors will continue to subject us to economic and operating risks not experienced in our domestic operations.

         We follow the full cost method of accounting for exploration and development of oil and gas reserves in which all of our acquisition, exploration and development costs are capitalized. Costs related to the acquisition, holding and initial exploration of oil and gas associated with our contracts in countries with no proved reserves are initially capitalized, including internal costs directly identified with acquisition, exploration and development activities. If we abandon all exploration efforts in a country where no proved reserves are assigned, all acquisition and exploration costs associated with the country are expensed. From time to time, we make assessments as to whether our investment within a country is impaired and whether exploration activities within a country will be abandoned based on our analysis of drilling results, seismic data and other information we believe to be relevant. Due to the unpredictable nature of exploration drilling activities, the amount and timing of impairment expenses are difficult to predict.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts.

         The terms of each of the Colombia Association Contracts, the Costa Rica Contract, the Peruvian Technical Evaluation Agreement and the Panamanian Technical Evaluation Agreement require that we perform certain activities, such as seismic interpretations and the drilling of required wells, in accordance with those contracts and agreements. Our failure to timely perform those activities as required could result in the loss of our rights under a particular contract, which would likely result in a significant loss to our Company. As of November 14, 2002, we were in compliance with the requirements of each of the Colombia Association Contracts, the Costa Rica Contract, the Peruvian Technical Evaluation Agreement and the Panamanian Technical Evaluation Agreement. For further detail concerning these contracts and agreements, please see "Liquidity and Capital Resources" contained in Part II, Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations in our annual report on Form 10-K, as amended, for the year ended December 31, 2001.

We require significant additional financing for our foreign operations, which financing may not be available.

         We anticipate that full development of our existing and future oil and gas discoveries and prospects in Colombia, Costa Rica, Peru and Panama may take several years and require significant additional capital expenditures. If we are unable to timely obtain adequate funds to finance these investments, our ability to develop oil and gas reserves in these countries may be severely limited or substantially delayed. Such limitations or delay would likely result in substantial losses for our Company.

         We anticipate that amounts required to fund our foreign activities will be funded from our existing cash balances, asset sales, stock issuances, production payments, operating cash flows and from joint venture partners. We estimate a cost of $2.5 million in 2003 for the completion of a well in Colombia required to be drilled by us pursuant to the Cajaro Association Contract with Empresa Colombia de Petroleos. The exact usage of other future funding sources is unknown at this time and we cannot assure you that we will have adequate funds available to finance our foreign operations.

Our foreign operations are subject to political, economic and other uncertainties.

         We currently conduct significant operations in Colombia and Costa Rica, and may also conduct operations in Peru, Panama and other foreign countries in the future. At December 31, 2001, approximately 35% of our proved reserves and 26% of our consolidated revenues were related to Global Energy Development PLC's Colombian operations. Exploration and production operations in foreign countries are subject to political, economic and other uncertainties, including:

     . the risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs resulting in loss of revenue, property and equipment,

     . taxation policies, including royalty and tax increases and retroactive tax claims,

     . exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations,

     . laws and policies of the United States affecting foreign trade, taxation and investment, and

     . the possibility of being subjected to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

         Central and South America and certain other regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies, laws or regulations that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. Any such activity could result in a significant loss to our Company.

Guerrilla activity in Colombia could disrupt or delay our operations, and we are concerned about safeguarding our operations and personnel in Colombia.

         Colombia's 37-year armed conflict between the government and leftist guerrilla groups has escalated in recent years. The current government's quest for peace was unsuccessful. The breakdown of peace negotiations has resulted in increased military action by the Colombian government directed against the rebel groups operating in Colombia. Unless the parties determine to return to peace negotiations, the military confrontation with the rebel groups is expected to continue. Also, the increased activity of right-wing paramilitary groups, formed in opposition to the left-wing FARC and ELN groups, has contributed to the escalation in violence. The increase in violence has affected business interests in Colombia. Targeting such enterprises as symbols of foreign exploitation, particularly in the North of the country, the rebel groups have attempted to hamper production of hydrocarbons. The cumulative effect of escalation in the armed conflict and the resulting unstable political and security situation has led to increased risks and costs and the downgrading of Colombia's country risk rating. Our oil and gas operations are in areas outside guerrilla control and with the exception of its increased security requirements, our operations continue mostly unaffected, although from time to time, guerilla activity in Colombia has delayed our projects there. This guerilla activity has increased over the last few years, causing delays in the development of our fields in Colombia. Guerilla activity, such as road blockades, has also from time to time slowed our deployment of workers in the field and affected our operations. In addition, guerillas could attempt to disrupt the flow of our production through pipelines. In addition to these security issues, we have also become the subject of media focus in Colombia that may further compromise our security position in the country.

         We cannot assure you that attempts to reduce or prevent guerilla activity will be successful or that guerilla activity will not disrupt our operations in the future. We also cannot assure you that we can maintain the safety of our operations and personnel in Colombia or that this violence will not affect our operations in the future. Continued or heightened security concerns in Colombia could also result in a significant loss to our Company.

The United States government may impose economic or trade sanctions on Colombia that could result in a significant loss to our Company.

         Colombia is among several nations whose progress in stemming the production and transit of illegal drugs is subject to annual certification by the President of the United States. Although Colombia was so certified in 2001, there can be no assurance that, in the future, Colombia will receive certification or a national interest waiver. The failure to receive certification or a national interest waiver may result in any of the following:

     . all bilateral aid, except anti-narcotics and humanitarian aid, would be suspended,

     . the Export-Import Bank of the United States and the Overseas Private Investment Corporation would not approve financing for new projects in Colombia,

     . United States representatives at multilateral lending institutions would be required to vote against all loan requests from Colombia, although such votes would not constitute vetoes, and

     . the President of the United States and Congress would retain the right to apply future trade sanctions.

Each of these consequences could result in adverse economic consequences in Colombia and could further heighten the political and economic risks associated with our operations there. Any changes in the holders of significant government offices could have adverse consequences on our relationship with the Colombian national oil company and the Colombian government's ability to control guerrilla activities and could exacerbate the factors relating to our foreign operations discussed above.

         Any sanctions imposed on Colombia by the United States government could threaten our ability to obtain necessary financing to develop the Colombian properties or cause Colombia to retaliate against us, including by nationalizing our Colombian assets. Accordingly, the imposition of the foregoing economic and trade sanctions on Colombia would likely result in a substantial loss to our Company and a decrease in the price of our common stock. We cannot assure you that the United States will not impose sanctions on Colombia in the future or predict the effect in Colombia that these sanctions might cause.

We may suffer losses from exchange rate fluctuations.

         We account for our Colombian, Costa Rican, Peruvian and Panamanian operations using the U.S. dollar as the functional currency. The costs associated with our exploration efforts in Colombia, Costa Rica, Peru and Panama have typically been denominated in U.S. dollars. We expect that a substantial portion of our future Colombian revenues may be denominated in Colombian pesos. To the extent that the amount of our revenues denominated in Colombian pesos is greater than the amount of costs denominated in Colombian pesos, we could suffer a loss if the value of the Colombian peso were to drop relative to the value of the U.S. dollar. Any substantial currency fluctuations could have a material adverse effect on our results of operations and in recent years the value of the Colombian peso relative to the U.S. dollar has declined. For example, the average exchange rate for the Colombian peso into U.S. dollars for October 2002 was 0.000354, as compared to an average of 0.000423 for June 2002, 0.000434 for December 2001 and 0.000456 for December 2000.

Risk relating to Arthur Andersen LLP's lack of consent:

Representatives of Arthur Andersen are not available to consent to the inclusion of their report on the financial statements of Harken in this prospectus, and you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933, as amended.

         Arthur Andersen was our independent accountant for our consolidated financial statements for the two years ended December 31, 2000. Representatives for Arthur Andersen are not available to provide the consent required for the inclusion of their report on those financial statements incorporated in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933, as amended. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen under
Section 11 of the Securities Act of 1933, as amended (referred to as the Securities Act), for any false or misleading statements of a material fact contained in the financial statements audited by Arthur Andersen that are incorporated by reference or any omissions to state a material fact required to be stated therein. Any claims against Arthur Andersen related to any such false or misleading statements and omissions may be limited.

                   INFORMATION ABOUT THE SELLING STOCKHOLDERS

       This prospectus relates to the offer and sale from time to time of up to an aggregate of 26,916,075 shares of our common stock for the account of the selling stockholders identified herein. Of such shares:

     . 22,964,000 shares are reserved for issuance upon the conversion of the 7% Notes that were issued on June 18 and 19, 2002, August 13, 2002, August 30, 2002, October 9, 2002 and October 31, 2002,

     . 2,000,000 shares were issued upon the redemption of a portion of the Benz Notes on July 22, 2002, and

     . 1,952,075 shares are for the declaration of dividends in common stock to the holders of our Series G1 preferred stock and Series G2 preferred stock.

         The 7% Notes will be convertible into shares of common stock at the option of the noteholder at any time after the effective date of the registration statement of which this prospectus is part (the "Effective Date"). Upon conversion of any note by a noteholder, we will issue shares of common stock for the outstanding principal amount of the note plus accrued interest thereon through the Conversion Date (as defined in the 7% Notes).

         Commencing 90 days after the Effective Date, the 7% Notes may be converted in whole, at our option, if at any time the average of the closing Market Price (as defined below) of the shares underlying the 7% Notes in any 30 consecutive calendar day period after registration equals or exceeds 125% of the Conversion Price, which is initially $0.50 and is subject to adjustment pursuant to the terms of the 7% Notes. Assuming the maximum number of shares are issued in our rights offering, the conversion price will be adjusted to approximately $0.38 per share. We are required to give notice that we have met the criteria for mandatory conversion within 30 days of having met such criteria. Market Price means the daily closing sale price of the shares of common stock on the American Stock Exchange or other Stock Exchange, as provided in the Terms and Conditions of the 7% Notes.

         The 7% Notes may be redeemed for cash at our option, upon not less than 30 calendar days notice to the noteholders, at par, in whole or in part, at any time. Commencing March 31, 2006 and if the shares underlying the 7% Notes are Freely Tradable (as defined in the 7% Notes) and are listed on a Stock Exchange (as defined in the 7% Notes), we may redeem, upon not less than 30 calendar days notice to the noteholders, up to 50% of the 7% Notes for shares of common stock and, on March 31, 2007, the maturity date, we may redeem, upon not less than 30 calendar days notice to the 7% Noteholders, all remaining Notes for shares of common stock. If we elect to redeem the 7% Notes for shares of common stock, each Note will be redeemed for the number of shares of common stock equal to 110% of the face value of the 7% Notes divided by the average of the Market Price of the common stock over the period of 120 Stock Exchange Business Days (as defined in the 7% Notes) immediately preceding the date of notice of such redemption.

         With respect to the shares which may be issued in connection with the 7% Notes, we have agreed to file a "shelf" registration statement with the SEC pursuant to Rule 415 under the Securities Act covering the sale of shares of common stock issued upon conversion of the 7% Notes, and to use our best efforts to maintain the effectiveness of such registration statement and to refile such registration statement from time to time in the event its effectiveness lapses, until all such shares registered thereby are freely tradable in the United States. In addition, we have agreed to bear certain expenses of registration of the shares of common stock under the federal and state securities laws.

         With respect to the shares issued in connection with the redemption of a portion of the Benz Notes, we have agreed to file a "shelf" registration statement with the SEC pursuant to Rule 415 under the Securities Act covering the sale of such shares of common stock. In addition, we have agreed to bear certain expenses of registration of the shares of common stock under the federal and state securities laws.

         Pursuant to their respective certificates of designations, the holders of our Series G1 preferred stock and Series G2 preferred stock are entitled to receive dividends at an annual rate equal to $8 per share when, as and if declared by our board of directors. All dividends on the Series G1 preferred stock and Series G2 preferred stock are cumulative and payable semi-annually in arrears, payable on June 30th and December 30th. At our option, these dividends may be payable in common stock to the holders of our Series G1 preferred stock at $12.50 per share of our common stock and to holders of our Series G2 preferred stock at $3.00 per share of our common stock.

         We are registering the shares of common stock covered by this prospectus to fulfill our registration obligations to the holders of our 7% Notes and common stock issued in connection with the redemption of a portion of the Benz Notes and in anticipation of our declaring dividends in common stock to the holders of our Series G1 preferred stock and Series G2 preferred stock.

         The selling stockholders have not had any position, office or other material relationship with Harken or any of Harken's affiliates in the last three years other than as a result of the ownership of shares of our common stock or other securities. The chart below describes the number of shares of common stock owned by the selling stockholders, the number of shares of common stock which may be offered for sale by the selling stockholders and the number of shares of common stock the selling stockholders will own if all of the shares of common stock held by the selling stockholders are sold. Any or all of the shares listed below may be offered for sale by the selling stockholders from time to time.

                                                                        Shares        Percent of
                                              Shares Owned   Shares     Owned        Common Stock
                                                Prior to    Offered    After the   Owned After the
          Selling Stockholders                The Offering   Hereby   Offering (1)   Offering (1)
          --------------------                ------------   ------   ------------   ------------
Holders of 7% Notes (2)

Credit Suisse Private Bank (3)                    400,000     400,000          -0-            -0-
Lombard Odier                                     480,000     480,000          -0-            -0-
Credit Agricole Indosuez                          920,000     920,000          -0-            -0-
Bank Hofmann(4)                                   140,000     140,000          -0-            -0-
Bank Leu                                          100,000     100,000          -0-            -0-
UBS, Lugano                                       100,000     100,000          -0-            -0-
BDL, Banco di Lugano                              100,000     100,000          -0-            -0-
Banque de Depots et De Gestion Lasusanne          480,000     480,000          -0-            -0-
Bank von Ernst (Liechtenstein) AG               1,420,000   1,420,000          -0-            -0-
FES First Equity Securities AG(5)              12,630,000  12,520,000      110,000              *
Kraemer Schwab & Co AG                            520,000     520,000          -0-            -0-
LB (Swiss) Privatbank AG, Zurich                   40,000      40,000          -0-            -0-
Nomura International Plc                        1,600,000   1,600,000          -0-            -0-
Heinz Wurtenberger(5)                             179,000     144,000       35,000              *

                                                                       Shares       Percent of
                                              Shares Owned   Shares    Owned       Common Stock
                                                Prior to    Offered    After the   Owned After the
          Selling Stockholders                The Offering   Hereby   Offering (1)   Offering (1)
          --------------------                ------------   ------   ------------   ------------
Verwaltungs-und Privat-Bank                     4,000,000   4,000,000          -0-            -0-

Holder of Common Stock Issued for
Redemption of Benz Notes

Bob Anderson, Chapter 7 Trustee                 2,000,000   2,000,000          -0-            -0-
for Benz Energy, Inc.

Holders of Series G1 Preferred Stock (6)

HSBC Global Custody Nominees Ltd. A/C
  866781                                          200,805     200,805          -0-            -0-
HSBC Global Custody Nominees Ltd. A/C
  896414                                          150,604     150,604          -0-            -0-
Morgan Stanley & Co. Intl. Ltd.(7)                113,777     113,777          -0-            -0-
Egger & Co.                                        97,401      97,401          -0-            -0-
Sreedeswar Holdings, Inc. - Russi Patel            77,239      77,239          -0-            -0-
Apple Manufacturing, Inc.                          65,480      65,480          -0-            -0-
International Financial Investors
  Corporation                                      54,567      54,567          -0-            -0-
Bank Julius Baer & Co. Ltd.(7)                     54,567      54,567          -0-            -0-
RP&C International (Guernsey) Limited(7)           52,152      52,152          -0-            -0-
Perry Limited(7)                                   46,518      46,518          -0-            -0-
Banca del Gottardo                                 37,992      37,992          -0-            -0-
Hassan Nemazee                                     27,283      27,283          -0-            -0-
Hana Felsinger                                     24,801      24,801          -0-            -0-
AKB Privatbank Zurich AG(7)                        19,480      19,480          -0-            -0-
San Juan Investments Ltd.                          16,370      16,370          -0-            -0-
Xanthus Limited                                    16,370      16,370          -0-            -0-
EFG Private Bank                                   12,400      12,400          -0-            -0-
Brown Brothers Harriman Co.                         8,594       8,594          -0-            -0-
Centrum Bank(7)                                     3,001       3,001          -0-            -0-
LB (Swiss) Privatbank AG                            2,922       2,922          -0-            -0-
James Ladner(7)                                     2,728       2,728          -0-            -0-
Verit Liegenschaften und Beteiligungen                                         -0-            -0-
  AG(7)                                             2,728       2,728
Bank Hofman AG                                      2,701       2,701          -0-            -0-
Bruno Battaini                                      2,455       2,455          -0-            -0-


                                                                        Shares        Percent of
                                               Shares Owned  Shares     Owned        Common Stock
                                                Prior to     Offered   After the    Owned After the
          Selling Stockholders                The Offering   Hereby   Offering (1)   Offering (1)
          --------------------                ------------   ------   ------------   ------------
Rock Nominees Limited A/C R319                      2,183       2,183          -0-            -0-
Rush & Co. - Swiss American Securities,
  Inc.                                              1,637       1,637          -0-            -0-
Bank Austria Creditanstalt (Schweiz) AG             1,091       1,091          -0-            -0-
SIS-Sega-Intersettle Favor UBS                        818         818          -0-            -0-

Holders of Series G2 Preferred Stock (6)

Anglo Irish Bank (Suisse) SA                      195,143     195,143          -0-            -0-
Perry Limited                                     183,233     183,233          -0-            -0-
Morgan Stanley & Co. Intl. Ltd.                    91,616      91,616          -0-            -0-
RP&C International (Guernsey) Limited              82,455      82,455          -0-            -0-
Elliott International LP                           75,125      75,125          -0-            -0-
The Liverpool Limited Partnership                  62,299      62,299          -0-            -0-
Privatbank Cantrade AG                             45,808      45,808          -0-            -0-
Banque de Luxembourg                               27,485      27,485          -0-            -0-
JYSKE Bank (Schweiz)                               27,485      27,485          -0-            -0-
AKB Privatbank Zurich AG                           22,904      22,904          -0-            -0-
Verit Liegenschaften und Beteiligungen AG           9,162       9,162          -0-            -0-
Rudolf Mosimann                                     9,162       9,162          -0-            -0-
Bank Julius Baer & Co. Ltd.                         7,329       7,329          -0-            -0-
James Ladner                                        4,581       4,581          -0-            -0-
Credit Suisse                                       4,581       4,581          -0-            -0-
Centrum Bank AG                                     3,207       3,207          -0-            -0-
Bank Coop                                           1,832       1,832          -0-            -0-

________________
*     Less than 1%
(1) Assumes no other disposition or acquisition of common stock and all shares of common stock offered hereby are sold.
(2) Consists of shares of Harken's common stock issuable upon conversion of the 7% Notes.
(3) Does not include shares of Harken's common stock issuable upon declarations of dividends in common stock on shares of Series G2 preferred stock.
(4) Does not include shares of Harken's common stock issuable upon declarations of dividends in common stock on shares of Series G1 preferred stock.
(5) Includes shares of Harken's common stock not issuable upon conversion of the 7% Notes and not offered hereby.
(6) Consists of shares of Harken's common stock issuable upon declarations of dividends in common stock to holders of the preferred stock.

(7) Does not include shares of Harken's common stock issuable upon declarations of dividends in common stock on shares of Series G2 preferred stock.

                              PLAN OF DISTRIBUTION

         We are registering the common stock covered by this prospectus on behalf of the selling stockholders. As used herein, "selling stockholders" include donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the common stock offered hereby. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling stockholders. Sales of shares of common stock may be effected by selling stockholders from time to time in one or more of the following transactions, or in other kinds of transactions:

   . a block trade in which the selling stockholder's broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction,

   . a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus,

   . ordinary brokerage transactions and transactions in which the broker solicits purchasers,

   . transactions on the American Stock Exchange or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale,

   .     in the over-the-counter market,

   .     in privately negotiated transactions,

   .     through put or call options transactions relating to the common stock,

   .     through short sales of shares of common stock, or

   .     a combination of such methods of sale.

         Sales of shares of common stock may be effected by selling stockholders at market prices prevailing at the time of sale or at negotiated prices. To our knowledge, none of the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock offered by this prospectus.

         The selling stockholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling stockholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing:

  . the name of each such selling stockholder and of the participating broker-dealer(s),

  .      the number of shares involved,

  .      the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  .      other facts material to the transaction.

         In addition, upon our being notified by a selling stockholder that a donee or pledgee of a selling stockholder intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         The validity of the shares of common stock will be passed upon by the law firm of Baker & McKenzie, Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Harken Energy Corporation, as amended, at December 31, 2001 and for the year then ended appearing in Harken Energy Corporation's Annual Report on Amendment No. 1 to Form 10-K/A for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2000, and for each of the two years in the period ended December 31, 2000, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         Our oil and gas reserves in the United States have been reviewed by our independent reserve engineers, Netherland, Sewell & Associates, Inc., as stated in their report thereon. Harken's disclosures of its domestic oil and gas reserves included in its Amendment No. 1 to Form 10-K/A for the year ending December 31, 2001, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

         Our oil and gas reserves in Colombia have been reviewed by our independent reserve engineers, Ryder Scott Company, as stated in their report thereon. Harken's disclosures of its oil and gas reserves in Colombia included in its Amendment No. 1 to Form 10-K/A for the year ending December 31, 2001, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

         We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to us naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2000, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for any false and misleading statements and omissions contained in this prospectus, including the financial statements incorporated by reference, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.

                       WHERE YOU CAN GET MORE INFORMATION

         We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements and other information concerning our Company can be read and copied at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file information electronically, including our Company. Our common stock is listed on the American Stock Exchange. These reports, proxy statements and other information can also be read and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC after the date on the cover of this prospectus will automatically be deemed to update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, until all of the securities described in this prospectus are sold:

     . our annual report on Form 10-K for the year ended December 31, 2001, as amended, filed with the SEC on March 29, 2002 and December 20, 2002,

     . our quarterly report on Form 10-Q for the quarter ended March 31, 2002, as amended, filed with the SEC on May 15, 2002 and December 20, 2002,

     . our quarterly report on Form 10-Q for the quarter ended June 30, 2002, as amended, filed with the SEC on August 14, 2002 and December 20, 2002,

     . our quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 14, 2002,

     . our proxy statement dated December 20, 2002, filed with the SEC on December 20, 2002,

     . our current report on Form 8-K dated August 14, 2002, filed with the SEC on August 14, 2002,

     . our current report on Form 8-K dated December 6, 2002, filed with the SEC on December 10, 2002,

     . our current report on Form 8-K dated December 10, 2002, filed with the SEC on December 20, 2002,

     . the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 1, 1989, including all amendments and reports filed for the purpose of updating such description, and

     . the description of our preferred stock purchase rights as contained in our registration statement on Form 8-A, filed with the SEC on April 7, 1998, including all amendments and reports filed for the purpose of updating such description.

         This prospectus is part of a registration statement filed with the SEC. This prospectus does not contain all the information contained in the registration statement. The full registration statement can be obtained from the SEC. This prospectus contains a general description of our Company and the securities being offered for sale. You should read this prospectus together with the additional information incorporated by reference.

         You can request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following:

                            Harken Energy Corporation
                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                          Attention: A. Wayne Hennecke
                            Telephone: (281) 504-4000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses in connection with the registration of the shares of common stock covered by this prospectus are set forth in the following table. All amounts except the registration fee are estimated:

        Securities and Exchange Commission registration fee ..     $    570
        American Stock Exchange listing fee ..................       22,500
        Printing and engraving expenses ......................        1,000
        Accounting fees and expenses .........................        6,000
        Legal fees and expenses ..............................       35,000
        Miscellaneous ........................................        3,000
                                                                   --------
            Total ............................................     $ 68,070
                                                                   --------


Item 15.  Indemnification of Directors and Officers.

         Under Section 145 of the General Corporation Law of the State of Delaware ("Delaware Law"), a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law, however, provides that such person must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory to the extent a claim, issue or matter has been successfully defended.

         Article Ten of our certificate of incorporation and Article VII of our bylaws provide, in general, that we shall indemnify our directors and officers under certain of the circumstances defined in Section 145. We have entered into agreements with each member of our board of directors pursuant to which it will advance to each director costs of litigation in accordance with the indemnification provisions of our Certificate of Incorporation and bylaws.

Item 16.  Exhibits.

         4.1 - Form of certificate representing shares of Harken common stock, par value $.01 per share (filed as Exhibit 1 to Harken's Registration Statement on Form 8-A, File No. 0-9207, filed with the SEC on June 1, 1989 and incorporated by reference herein).
         4.2 - Certificate of Designations, Powers, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.1 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
         4.3 - Certificate of Designations, Powers, Preferences and Rights of Series B Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.2 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
         4.4 - Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Convertible Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit
                  4.3 to Harken's Annual Report on Form 10-K for fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
         4.5 - Certificate of the Designations of Series D Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit
                  4.3 to Harken's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, File No. 0-9207, and incorporated by reference herein).
         4.6 - Rights Agreement, dated as of April 6, 1999, by and between Harken Energy Corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (filed as Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
         4.7 - Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent, dated June 18, 2002 (filed as Exhibit 4.11 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 0-9207, and incorporated by reference herein).
         4.8 - Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent, dated August 27, 2002 (filed as Exhibit 4.12 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 0-9207, and incorporated by reference herein).
         4.9 - Certificate of Designations of Series E Junior Participating Preferred Stock (filed as Exhibit B to Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
         4.10 - Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock (filed as Exhibit 4.8 to Harken's Quarterly Report on Form 10-Q for the period ended June 30, 1998, File No. 0-9207, and incorporated by reference herein).
         4.11 - Certificate of Designations, Preferences and Rights of Series G1 Convertible Preferred Stock (filed as Exhibit 4.9 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 0-9207, and incorporated by reference herein).
         4.12 - Certificate of Designations of Series G2 Convertible Preferred Stock (filed as Exhibit 4.10 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 0-9207, and incorporated by reference herein).
         4.13 - Form of Rights Certificate (filed as Exhibit 4.11 to Harken's Registration Statement on Form S-3, File No. 333-99579, and incorporated by reference herein).
          5.1* -  Opinion of Baker & McKenzie.
         23.1* -  Consent of Ernst & Young LLP.
         23.2* -  Consent of Ryder Scott Company.
         23.3* -  Consent of Netherland, Sewell & Associates, Inc.
         23.4* -  Consent of Baker & McKenzie (included in opinion filed as
                  Exhibit 5.1).
         24.1+ -  Powers of Attorney.

 ---------------------
+   Filed previously
*   Filed herewith

Item 17.  Undertakings.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs b(1)(i) and b(2)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 23/rd/ day of December, 2002.

                                        HARKEN ENERGY CORPORATION

                                                           *
                                        ----------------------------------------
                                        Mikel D. Faulkner, Chairman of the Board and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signature                         Title                      Date

            *             Chairman of the Board and Chief      December 23, 2002
------------------------
Mikel D. Faulkner         Executive Officer (Principal
                          Executive Officer)

            *             President, Chief Operating Officer   December 23, 2002
------------------------
Bruce N. Huff             and Director


            *             Vice Chairman and Director           December 23, 2002
------------------------
Stephen C. Voss

            *             Director                             December 23, 2002
------------------------
J. William Petty

            *             Director                             December 23, 2002
------------------------
Michael M. Ameen, Jr.

            *             Director                             December 23, 2002
------------------------
Hobart A. Smith

            *             Director                             December 23, 2002
------------------------
Larry Akers

            *             Director                             December 23, 2002
------------------------
James H. Frizell

            *             Director                             December 23, 2002
------------------------
Marvin M. Chronister

/s/ Anna M. Williams      Executive Vice President - Finance   December 23, 2002
------------------------
Anna M. Williams          and Chief Financial Officer
                          (Principal Financial Officer)

                                        * Anna M. Williams, by signing her name
                                        hereto, does hereby sign this
                                        registration statement on behalf of
                                        Harken Energy Corporation and each of
                                        the above-named officers and directors
                                        of such company pursuant to powers of
                                        attorney, executed on behalf of the
                                        Company and each officer and director.

                                        /s/ Anna M. Williams
                                        ----------------------------------------
                                        Anna M. Williams, Attorney-in-Fact

                                INDEX TO EXHIBITS

      4.1 - Form of certificate representing shares of Harken common stock, par value $.01 per share (filed as Exhibit 1 to Harken's Registration Statement on Form 8-A, File No. 0-9207, filed with the SEC on June 1, 1989 and incorporated by reference herein).
      4.2 - Certificate of Designations, Powers, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.1 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
      4.3 - Certificate of Designations, Powers, Preferences and Rights of Series B Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.2 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
      4.4 - Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Convertible Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit 4.3 to Harken's Annual Report on Form 10-K for fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
      4.5 - Certificate of the Designations of Series D Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit
               4.3 to Harken's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, File No. 0-9207, and incorporated by reference herein).
      4.6 - Rights Agreement, dated as of April 6, 1999, by and between Harken Energy Corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (filed as Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
      4.7 - Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent, dated June 18, 2002 (filed as Exhibit 4.11 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 0-9207, and incorporated by reference herein).
      4.8 - Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent, dated August 27, 2002 (filed as Exhibit 4.12 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 0-9207, and incorporated by reference herein).
      4.9 - Certificate of Designations of Series E Junior Participating Preferred Stock (filed as Exhibit B to Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
      4.10 - Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock (filed as Exhibit 4.8 to Harken's Quarterly Report on Form 10-Q for the period ended June 30, 1998, File No. 0-9207, and incorporated by reference herein).
      4.11 - Certificate of Designations, Preferences and Rights of Series G1 Convertible Preferred Stock (filed as Exhibit 4.9 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 0-9207, and incorporated by reference herein).
      4.12 - Certificate of Designations of Series G2 Convertible Preferred Stock (filed as Exhibit 4.10 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 0-9207, and incorporated by reference herein).
      4.13 - Form of Rights Certificate (filed as Exhibit 4.11 to Harken's Registration Statement on Form S-3, File No. 333-99579, and incorporated by reference herein).
      5.1*  -  Opinion of Baker & McKenzie.
      23.1* -  Consent of Ernst & Young LLP.
      23.2* -  Consent of Ryder Scott Company.
      23.3* -  Consent of Netherland, Sewell & Associates, Inc.

     23.4* - Consent of Baker & McKenzie (included in opinion filed as
             Exhibit 5.1).
     24.1+ - Powers of Attorney.
-------------------
+    Filed previously
*    Filed herewith